Filed Pursuant to Rule 433

Registration No. 333-263275

November 7, 2022

FINAL TERM SHEET

Issuer:	Nutrien Ltd.

Title of Securities:	5.900% Notes due November 7, 2024 (the “2024 Notes”)
5.950% Notes due November 7, 2025 (the “2025 Notes”)

Expected Ratings:	Baa2 / BBB (Moody’s / S&P)

Format:	SEC Registered – Registration Statement No. 333-263275

Ranking:	Senior, Unsecured

Principal Amount:	2024 Notes: $500,000,000
2025 Notes: $500,000,000

Pricing Date:	November 7, 2022

Expected Settlement Date:	November 9, 2022 (T+2)

Maturity Date:	2024 Notes: November 7, 2024
2025 Notes: November 7, 2025

Interest Payment Dates:	2024 Notes: November 7 and May 7 of each year
2025 Notes: November 7 and May 7 of each year

First Interest Payment Date:	2024 Notes: May 7, 2023
2025 Notes: May 7, 2023

Benchmark Treasury:	2024 Notes: 4.375% due October 31, 2024
2025 Notes: 4.250% due October 15, 2025

Benchmark Treasury Price:	2024 Notes: 99-11 1⁄4
2025 Notes: 98-30

Benchmark Treasury Yield:	2024 Notes: 4.722%
2025 Notes: 4.640%

Spread to Benchmark Treasury:	2024 Notes: T + 120 basis points
2025 Notes: T + 135 basis points

Reoffer Yield:	2024 Notes: 5.922%
2025 Notes: 5.990%

Coupon:	2024 Notes: 5.900% payable semi-annually
2025 Notes: 5.950% payable semi-annually

Price to Public:	2024 Notes: 99.960%
2025 Notes: 99.892%

Day Count:	30 / 360

Minimum Denominations:	$2,000 x $1,000

Optional Redemption:	The 2024 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2024 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2024 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 20 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Company’s preliminary U.S. and Canadian prospectus supplements, dated November 7, 2022 (the “Preliminary Prospectus Supplements”).

The 2025 Notes will be redeemable, in whole or in part, at the option of the Company at any time and from time to time at a redemption price equal to the greater of (i) 100% of the principal amount of the 2025 Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the 2025 Notes to be redeemed (not including any portion of any payments of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the adjusted treasury rate plus 25 basis points, plus accrued and unpaid interest on the principal amount being redeemed, if any, to the redemption date, as more fully described in the Preliminary Prospectus Supplements.

CUSIP Number / ISIN Number:	2024 Notes: 67077MAZ1 / US67077MAZ14 2025 Notes: 67077M AY4 / US67077MAY49

Joint Book-Running Managers:	Barclays Capital Inc.
BofA Securities, Inc.
Goldman Sachs & Co. LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp.
CIBC World Markets Corp.
Rabo Securities USA, Inc.
Citigroup Global Markets Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
MUFG Securities Americas Inc.
PNC Capital Markets LLC
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
ANZ Securities, Inc.
Santander Investment Securities Inc.
U.S. Bancorp Investments, Inc.
Academy Securities, Inc.
Drexel Hamilton, LLC

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A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a Registration Statement on Form F-10 (including a base prospectus dated March 11, 2022, as supplemented by a preliminary prospectus supplement, dated November 7, 2022, the “Prospectus”) with the SEC for the offering to which this communication relates. This pricing term sheet supplements the Prospectus. Before you decide whether to invest, you should read the Prospectus and the documents incorporated therein by reference that the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and any document incorporated by reference in the Prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc. toll-free at 1-800-294-1322 and Goldman Sachs & Co. LLC at 1-866-471-2526.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.